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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-68326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningside Securities, LLC " Amended Report see Notes 5, 6 and Note 8"

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 West 36th Street, Suite 12A
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Kent 646-650-2076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

278 Route 34	Matawan	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert J. Kent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morningside Securities, LLC " Amended Report see Notes 5, 6 and Note 8", as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

NA

NA

Signature

Managing Director

Title

LINDA A. PHILIP
Notary Public, State of New York
No. 01PH6038964
Qualified in New York County
Commission Expires March 17, 20 19

January 5, 2018
Sworn to before me
STATE OF New York
County of New York

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORNINGSIDE SECURITIES, LLC
Financial Statements and
Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2016
Report of Independent Registered Public Accounting Firm

MORNINGSIDE SECURITIES, LLC
Financial Statements and
Supplementary Information
December 31, 2016

TABLE OF CONTENTS

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

alter Daszkowski, CPA, PFS
ichele Tompkins, CPA
Mark Weg, CPA, PFS
an Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
of Morningside Securities, LLC

We have audited the accompanying statement of financial condition of Morningside Securities, LLC, as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Morningside Securities, LLC's management. Our responsibility is to express an opinion on these financial statements on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Morningside Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I – Computation of Net Capital Under Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Morningside Securities, LLC's financial statements. The supplemental information is the responsibility of Morningside Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
January 19, 2017
(except for Note-5, Note-6 and Note-8, as to which the date is January 3, 2018)

MORNINGSIDE SECURITIES, LLC
Statement of Financial Condition
December 31, 2016

	2016
Assets	
Cash	$ 18,450
Prepaid expenses	2,881
Total assets	$ 21,331
Liabilities and Members' Equity	
Accrued expenses	$ 7,420
Members' Equity	
Members' equity	13,911
Total liabilities and members' equity	$ 21,331

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
Statement of Operations
for the Year Ended December 31, 2016

		2016
Revenues		
Fees & other income	$	319,136
Expenses		
Commissions paid		314,150
Regulatory fees and expenses		5,832
Occupancy		14,606
Professional fees		31,850
Other expenses		3,050
Total expenses		369,488
Net loss	$	(50,352)

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
Statement of Changes in Members' Equity
for the Year Ended December 31, 2016

Members' equity at January 1, 2016	$	36,046
Contributions from members		28,217
Net loss		(50,352)
Members' equity at December 31, 2016	$	13,911

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
Statement of Cash Flows
for the Year Ended December 31, 2016

		2016
Cash flows from operating activities		
Net loss	$	(50,352)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) decrease in operating assets		
Prepaid expenses		1,694
Increase (decrease) in operating liabilities		
Decrease in accrued expenses		(6,369)
Net cash used in operating activities		(55,027)
Cash flows from financing activities		
Members contributions		28,217
Net decrease in cash		(26,810)
Cash at beginning of year		45,260
Cash at end of year	$	18,450

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
Notes to Financial Statements
December 31, 2016

1 – Organization and Nature of Operations of Business

Morningside Securities, LLC (the "Company") is a broker-dealer organized in 2009 as a limited liability company under the laws of the State of New York. The Company became registered on September 3, 2010 as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), operating as a placement agent specializing in private placements of securities and financial advisory services.

The Company does not hold funds or securities for customers and also does not carry accounts for customers.

2 – Significant Accounting Policies

Basis of presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Revenue recognition

Consulting fees are recorded on an accrual basis. Consulting fees received in advance of services rendered are deferred until earned. Reimbursed expenses are recognized when the expense occurs.

Income taxes

The Company is a single member limited liability company that will be treated as a disregarded entity for Federal and State income taxes purposes. Accordingly the company has no Federal or State tax liability and, as such, there is no income tax provision required on these financial statements.

Operating leases

The Company has one operating lease for office space and accounts for its operating lease according to the provision of ASC 840-20.

MORNINGSIDE SECURITIES, LLC
Notes to Financial Statements
December 31, 2016

3 – Lease Commitments

The location at 70 West 36th Street is on a month to month basis that can be terminated without any financial penalty with a thirty day notice. This lease began September 1, 2014 with current monthly rent $967.67 and total rent paid in 2016 was $14,546.

4 – Concentrations of Credit Risk for Cash

The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

5 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed eight times net capital, as defined, under such provision. At December 31, 2016, the Company had net capital of $11,030 which exceeded requirements by $6,030. The ratio of aggregate indebtedness to net capital was .67 to 1 at December 31, 2016.

6 – Related Party Transactions

The Company leases office space from the parent holding company Prime II Management Services LLC on a month to month basis. Rent paid in 2016 was $14,156.

7 – Members Equity

Prime II Management Services LLC sole member and parent company of Morningside Securities, LLC; made additional contributions in 2016 totaling $28,217.

8 – Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through January 19, 2017 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would required to be recognized in the financial statements as of December 31, 2016.

In regards to proper revenue recognition, the error in netting out a deposit against commission expense has been corrected on our revised report as of January 3, 2018.

MORNINGSIDE SECURITIES, LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2016

Schedule I
MORNINGSIDE SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL		
Total members equity	$	13,911
Deductions and/or charges		(2,881)
Non-allowable assets		
Other assets		
Net capital	$	11,030
COMPUTATION OF AGGREGRATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	7,420
Aggregate indebtedness	$	7,420
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	$	5,000
Excess net capital	$	6,030
Excess net capital at 1,000 percent	$	10,956
Percentage of aggregate indebtedness to net capital		67.27%
Ratio: Aggregate indebtedness to net capital		.67 : 1

Note: There are no material differences between the computations of net capital presented above and the computation of net capital reported in the Company's unaudited Part IIA Form X-17A-5 as of December 31, 2016.

Schedule II
MORNINGSIDE SECURITIES, LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

The Company is exempt from Rule 15c3-3 under (k)(2)(i) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2016, the Company did not hold customers' funds or securities.

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

alter Daszkowski, CPA, PFS
ichele Tompkins, CPA
ark Weg, CPA, PFS
n Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
of Morningside Securities, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Morningside Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Morningside Securities, LLC claimed exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (2) Morningside Securities, LLC stated that Morningside Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Morningside Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Morningside Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
January 19, 2017
(except for Note-5, Note-6 and Note-8, as to which the date is January 3, 2018)

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

MORNINGSIDE SECURITIES, LLC
Rule 15c3-3 Exemption Report
December 31, 2016

Morningside Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year without exception.

Morningside Securities, LLC

[signature]
Signature

Managing Director
Title

January 3, 2018

MORNINGSIDE
SECURITIES, LLC
70 West 36th Street, 12th Floor • New York, NY 10018
T 646.650.2076

January 9, 2018

Securities and Exchange Commission

100 F Street

Washington, DC 20549

Attention: Broker Dealer Compliance

Re: Revised Annual Audited Financial Statements
For the year ended December 31, 2016

Dear Sir or Madam:

Please see attached the revised Financial Statements for the year ended December 31, 2016.

Our accountant, in preparing for the 2017 Audit, did a review of the prior year Financial Statements that we prepared and realized that there were issues with the Financial Statements issued for year ended December 31, 2016.

The corrections that were made did not create any net changes on the Financial Statements but were the following corrections:

1. The major change was that a deposit made on September 29, 2016 was posted to an expense account and not revenue for the amount of $23,166.67. Therefore, the total Revenue of Fees had to be corrected from $295,969 to $319,136 and Commissions paid Increased from $290,983 to $314,150. Please note that the final Net Loss for the year of $50,352 did not change. The correction made was to properly reflect gross revenue and expenses for the year ended December 31, 2016.

2. The original Note-4 to the financial statements on Net Capital Requirements had typographical errors on the net capital and the exceed amount requirements, and the ratio aggregate indebtedness to net capital as of December 31, 2016. The corrected note properly reflects the amounts indicated on Supplementary Information on Schedule I on page 9.

3. The other changes were additional disclosure notes to the financial statements on Note-4 in regards to Concentrations of Credit Risk, Note-6 the Related Party Transactions and Note-8 Subsequent Events was changed to reflect the change as mentioned above on item 1.

MORNINGSIDE
SECURITIES, LLC
70 West 36th Street, 12th Floor • New York, NY 10018
T 646.650.2076

If there are any questions or additional information, please contact us.

Respectfully submitted;

Robert J. Kent
Managing Director